UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): October 15, 2018 (October 12, 2018)

HARRIS CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	1-3863	34-0276860

(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1025 West NASA Blvd., Melbourne, Florida		32919

(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (321) 727-9100

No change
(Former name or former address, if changed since last report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01      Entry into a Material Definitive Agreement.
On October 12, 2018, Harris Corporation (“Harris”) and L3 Technologies, Inc. (“L3”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which L3 and Harris have agreed, upon the terms and subject to the conditions set forth in the Merger Agreement, to effect an all-stock, merger of equals combination of their respective businesses. At the closing, L3 will merge with a newly formed, direct wholly owned subsidiary of Harris, with L3 surviving the merger as a direct wholly owned subsidiary of Harris (the “Merger”). At the effective time of the Merger (the “Effective Time”), the name of Harris will be changed to “L3 Harris Technologies, Inc.”
The board of directors of each of L3 and Harris has unanimously approved the Merger Agreement and the transactions contemplated thereby.
Merger Consideration
Upon the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time, each share of common stock, par value $0.01 per share, of L3 (the “L3 Common Stock”) issued and outstanding immediately prior to the Effective Time (excluding any shares of L3 Common Stock held by L3, Harris or any of their respective wholly owned subsidiaries (other than shares of L3 Common Stock owned by a L3 benefit plan or held on behalf of third parties)) will be converted into, and become exchangeable for 1.30 (the “Exchange Ratio”) shares of common stock, par value $1.00 per share, of Harris (the “Harris Common Stock”). At the Effective Time, L3’s common stockholders will own approximately 46%, and Harris common stockholders will own approximately 54%, of the outstanding shares of common stock of the combined company.
The shares of Harris Common Stock to be issued in the Merger will be listed on the New York Stock Exchange (“NYSE”). No fractional shares of Harris Common Stock will be issued in the Merger, and holders of shares of L3 Common Stock will receive cash in lieu of any such fractional shares.

Governance
In the Merger Agreement, the parties have agreed to certain governance-related matters, which will also be set forth in the charter of the combined company at the Effective Time. At the Effective Time, (i) the Chairman, President and Chief Executive Officer of Harris immediately prior to the Effective Time (the “Harris CEO”) will become the Executive Chairman and Chief Executive Officer of the combined company and (ii) the Chairman, Chief Executive Officer and President of L3 immediately prior to the Effective Time (the “L3 CEO”) will become the Vice Chairman, President and Chief Operating Officer of the combined company. On the second anniversary of the closing of the Merger, the L3 CEO will succeed the Harris CEO as the Chief Executive Officer of the combined company. At the Effective Time, each of the Chief Executive Officer and the President and Chief Operating Officer of the combined company will have the respective responsibilities set forth in the Merger Agreement and the charter of the combined company.
At the Effective Time, the board of directors of the combined company will consist of twelve directors, of whom (i) five will be individuals designated by L3 from the independent directors of L3 immediately prior to the Effective Time (of whom one will be designated by L3 to serve as the lead independent director of the combined company), (ii) five will be individuals designated by Harris from the independent directors of Harris immediately prior to the Effective Time and (iii) the remaining positions will be filled by the L3 CEO and the Harris CEO.
At the Effective Time, the board of directors of the combined company will establish four committees (each a “Standing Committee”): (i) the Audit Committee; (ii) the Nominating and Governance Committee; (iii) the Finance Committee; and (iv) the Compensation Committee. Each Standing Committee will have at least four members and, at the Effective Time, be composed of an equal number of directors who were former members of the board of directors of each of L3 and Harris. In addition, at the Effective Time, the L3 CEO and the Harris CEO will jointly establish and co-chair an integration steering committee to oversee the integration process.
The Merger Agreement also provides that, at the Effective Time, the combined company will be headquartered in Melbourne, Florida.

Conditions to the Merger
The consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including, among others (i) the adoption of the Merger Agreement by the stockholders of L3; (ii) the approval of the issuance of Harris Common Stock pursuant to the Merger Agreement (the “Share Issuance”) and adoption of the amendment of the charter of Harris (the “Charter Amendment”) by the stockholders of Harris; (iii) the approval for listing on the NYSE of the shares of Harris Common Stock to be issued pursuant to the Merger Agreement; (iv) the expiration or earlier termination of any applicable waiting period, and the receipt of approvals under, domestic and certain foreign antitrust and competition laws; (v) the absence of governmental restraints or prohibitions preventing the consummation of the Merger; and (vi) the effectiveness of the registration statement on Form S-4 registering the Harris Common Stock issuable in the Merger and absence of any stop order or proceedings by the U.S. Securities and Exchange Commission (“SEC”) with respect thereto. The obligation of each of L3 and Harris to consummate the Merger is also conditioned on, among other things, the receipt of a tax representation letter from the other party the purpose of which is to permit each party’s counsel to render a tax opinion as to the tax-free nature of the Merger, the absence of a material adverse effect on the other party, the truth and correctness of the representations and warranties made by the other party on the date of the Merger Agreement and on the closing date (subject to certain “materiality” and “material adverse effect” qualifiers), and the performance by the other party in all material respects of its obligations under the Merger Agreement. In addition, the obligation of L3 to consummate the Merger is conditioned on the implementation, at the Effective Time, of the governance-related matters described above.
Certain Other Terms of the Merger Agreement
The Merger Agreement contains mutual customary representations and warranties made by each of L3 and Harris, and also contains mutual customary pre-closing covenants, including covenants, among others, (i) to operate its businesses in the ordinary course consistent with past practice in all material respects and to refrain from taking certain actions without the other party’s consent, (ii) not to solicit, initiate, propose, knowingly encourage or knowingly take any action designed to facilitate, and, subject to certain exceptions, not to participate in any discussions or negotiations, provide any non-public information or cooperate in any way with respect to, any inquiries or the making of, any proposal or offer of an alternative transaction, (iii) subject to certain exceptions, not to withdraw, qualify or modify the recommendation of its board of directors for the Merger Agreement or the Merger, as applicable and (iv) to use its respective reasonable best efforts to obtain governmental, regulatory and third party approvals. In addition, the Merger Agreement contains covenants that require each of L3 and Harris to call and hold a stockholder meeting to obtain the requisite stockholder approval and, subject to certain exceptions, each of the board of directors of L3 and Harris to recommend to its stockholders, in the case of L3, to adopt the Merger Agreement and, in the case of Harris, to approve the Share Issuance and adopt the Charter Amendment.
The Merger Agreement contains certain termination rights for each of L3 and Harris, including in the event that (i) the Merger is not consummated on or before September 30, 2019 (as that date may be extended to (and including) December 31, 2019 by either party under certain circumstances in which the withdrawal of the United Kingdom from the European Union necessitates additional competition filings and approvals if such filings or approvals are not obtained by September 30, 2019, the “Outside Date”), (ii) the requisite approval of the stockholders of L3 or the stockholders of Harris is not obtained at the respective stockholder meetings or (iii) any restraint having the effect of preventing the consummation of the Merger has become final and non-appealable.
In addition, L3 and Harris can each terminate the Merger Agreement upon a material breach by the other party and, prior to attaining the requisite approval of the stockholders of the other party if, among other things, the other party’s board of directors has changed its recommendation that its stockholders, in the case of L3, adopt the Merger Agreement or, in the case of Harris, approve the Share Issuance or adopt the Charter Amendment, or has failed to make or reaffirm such recommendation in certain circumstances.
The Merger Agreement further provides that, upon termination of the Merger Agreement under specified circumstances, including termination by L3 as a result of an adverse change of recommendation by Harris’ board of directors, Harris will pay to L3 a termination fee equal to $700 million in cash. L3 must pay Harris a termination fee equal to $590 million in cash in reciprocal circumstances.

At the Effective Time, L3’s equity awards will, in accordance with the terms and conditions that were applicable to such awards prior thereto, generally automatically vest and be settled in Harris Common Stock (with stock options automatically converted into stock options with respect to Harris Common Stock), in each case, after giving effect to the Exchange Ratio and appropriate adjustments to reflect the consummation of the Merger and the terms and conditions applicable to such awards prior to the Effective Time. At the Effective Time, Harris stock options will automatically vest and other Harris equity awards will automatically vest and be settled in Harris Common Stock, in each case, in accordance with the terms and conditions that were applicable to such awards prior to the Effective Time.
The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and incorporated herein by reference. The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about L3 or Harris or their respective businesses. Investors should note that the representations, warranties and covenants contained in the Merger Agreement have been made solely for the benefit of the parties to the Merger Agreement. In addition, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure letters provided by each of L3 and Harris in connection with the signing of the Merger Agreement. These confidential disclosure letters contain information that modifies, qualifies and creates exceptions to the representations and warranties and certain covenants set forth in the Merger Agreement. Moreover, the representations and warranties in the Merger Agreement were used for the purpose of allocating risk between L3 and Harris rather than establishing matters as facts, are subject to materiality qualifications contained in the Merger Agreement which may differ from what may be viewed as material by investors and were made only as of the date of the Merger Agreement (or such other date or dates as may be specified in the Merger Agreement). Accordingly, the representations and warranties in the Merger Agreement should not be relied upon as characterizations of the actual state of facts about L3 or Harris.

Item 5.02      Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.
On October 12, 2018, Harris and William M. Brown, the Harris CEO, entered into a letter agreement (the “Letter Agreement”) outlining the terms and conditions of Mr. Brown’s employment following the closing of the Merger. Pursuant to the Letter Agreement, Mr. Brown will serve as the chief executive officer and the executive chairman of the board of directors of the combined company through the second anniversary of the completion of the Merger (the “Initial Period”) and for the one year period thereafter (the “Subsequent Period”), will serve as the executive chairman of the board of directors of the combined company. On the third anniversary of the closing of the Merger Mr. Brown will retire as an officer and employee of the combined company and will resign as a member of the board of directors of the combined company. During the Initial Period, the Letter Agreement provides that Mr. Brown’s annual base salary will be $1,450,000, his target annual cash bonus award will be $2,500,000, the target value of his annual long-term incentive awards will be $10,250,000 and in no case will any such compensation element be less than that paid or granted to Christopher E. Kubasik, the president and chief operating officer and the vice chairman of the board of directors of the combined company.
Following the closing of the Merger, the combined company will grant Mr. Brown a one-time integration award, comprised of performance stock units with a target value of $2,500,000 and performance-based stock options with a grant date value of $5,000,000. Both components of the integration award will be subject to three-year cliff vesting and will vest (if at all), subject to achievement of applicable cost-synergy and other performance conditions that will be established by the compensation committee of the board of directors of the combined company at the time of grant.
The Letter Agreement provides that upon a qualifying termination of Mr. Brown’s employment after the closing of the Merger and before the end of the Subsequent Period, Mr. Brown will be eligible to receive (i) the compensation, benefits and other rights provided under the terms of his Executive Change in Control Severance Agreement with Harris; provided that such amounts shall be determined using a “3X” multiple, (ii) with respect to equity awards other than those comprising the integration award described above, full vesting of outstanding stock options and restricted stock units, with performance stock units remaining outstanding and eligible to vest based on the attainment of performance goals at the end of the applicable performance period and (iii) benefit continuation payments in lieu of providing in-kind medical and prescription drug coverage until Mr. Brown reaches the age of 65 (or if earlier, the date upon which Mr. Brown becomes eligible to receive comparable benefits from another employer). Additionally, if such qualifying termination occurs in the Initial Period, a portion of the integration award based on the date of termination will remain outstanding and eligible to vest for the remainder of the performance period based on attainment of applicable performance goals, and if such qualifying termination occurs during the Subsequent Period, the integration award will remain outstanding and eligible to vest for the remainder of the performance period based on the greater of target performance and the actual attainment of applicable performance goals.
Upon his retirement at the end of the Subsequent Period, Mr. Brown will not receive any cash severance, but his equity awards (other than those comprising the integration award) will be treated as described above and his integration award will pay or vest, as applicable, based on actual performance. In addition, Mr. Brown will receive the benefit continuation payments described above, and for 12 months following his retirement, have access to office space and administrative support provided by the combined company.
Except as expressly modified by the Letter Agreement, the terms of Mr. Brown’s Executive Change in Control Agreement with Harris and his Employment Agreement with Harris will remain in full force and effect, and accordingly, he will remain subject to the customary restrictive covenants and confidentiality provisions set forth therein.
Additional information regarding Harris’ executive compensation programs, including information about Mr. Brown’s Executive Change in Control Agreement with Harris and his Employment Agreement with Harris can be found in Harris’ proxy statement for its 2018 Annual Meeting of Shareholders filed on September 6, 2018. The form of Mr. Brown’s Executive Change in Control Agreement with Harris is filed as an exhibit to Harris’ Quarterly Report on Form 10-Q for the fiscal quarter ended October 1, 2010, and Mr. Brown’s Employment Agreement with Harris is filed as an exhibit to Harris’ Current Report on Form 8-K filed on October 11, 2011.
Item 9.01 Financial Statements and Exhibits.
     (d) Exhibits.
     The following exhibit are filed herewith:

	2.1	Agreement and Plan of Merger, dated as of October 12, 2018, by and among Harris Corporation, L3 Technologies, Inc. and Leopard Merger Sub Inc.*
*
Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Harris hereby understakes to furnish supplementally copies of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission.

Cautionary Statement Regarding Forward Looking Statements
Statements in this Current Report that are not historical facts are forward-looking statements that reflect Harris’ and L3’s respective management’s current expectations, assumptions and estimates of future performance and economic conditions; words such as “may,” “will,” “should,” “likely,” “projects,” “guidance,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” and similar expressions are used to identify forward-looking statements. Such statements are made in reliance on the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include but are not limited to: statements about the expected timing and completion of the proposed merger, the anticipated benefits of the proposed merger, including estimated synergies, the effects of the proposed merger, including on future financial and operating results and financial position, the integration of the parties’ operations, including accelerated investment in technology and technology capabilities, plans and expectations for the combined company, including regarding free cash flow, share repurchases, dividend level, credit ratings and leverage ratio; and other statements that are not historical facts. The parties caution investors that any forward-looking statements are subject to risks and uncertainties, many of which are difficult to predict and generally beyond either party’s control, that may cause actual results and future trends to differ materially from those matters expressed in or implied by such forward-looking statements. Among the risks and uncertainties that could cause actual results to differ from those described in forward-looking statements are the following: the occurrence of any event, change or other circumstances that could give rise to the right of either or both parties to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against either party or their respective directors; the risk that the approval of the stockholders of either party may not be obtained on the expected schedule or at all; the risk that regulatory approvals may not be obtained or other closing conditions may not be satisfied in a timely manner or at all, as well as the risk that regulatory approvals are obtained subject to conditions that are not anticipated; the risk of other delays in closing the merger; risks related to business disruptions from the proposed merger that may harm the business or current plans and operations of either or both parties, including disruption of management time from ongoing business operations; risks related to difficulties, inabilities or delays in integrating the parties’ businesses or to realize fully anticipated cost savings and other benefits; the risk that any announcement relating to the proposed merger could have adverse effects on the market price of the common stock of either or both parties and the uncertainty as to the long-term value of the common stock of the combined company following the merger; the risk that the proposed merger and its announcement could have an adverse effect on the ability of either or both parties to retain and hire key personnel or maintain relationships with suppliers and customers, including the U.S. Government and other governments, and on their operating results and businesses generally; certain restrictions during the pendency of the merger that may impact the ability of either or both parties to pursue certain business opportunities or strategic transactions; the business, economic and political conditions in the markets in which either or both parties operate; and events beyond the control of either or both parties, such as acts of terrorism. The foregoing list of risks and uncertainties that could cause actual results to differ from those described in forward-looking statements is not exhaustive. Further information relating to factors that may impact the parties’ results and forward-looking statements are disclosed in their respective filings with the Securities and Exchange Commission. The forward-looking statements in this Current Report are made as of the date of this Current Report, and the parties disclaim any intention or obligation, other than imposed by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. As for forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. Given these uncertainties, persons receiving this Current Report are cautioned not to place undue reliance on forward-looking statements.

Important Additional Information and Where to Find It
This Current Report does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This Current Report is made in respect of the proposed merger transaction between L3 Technologies, Inc. (“L3”) and Harris Corporation (“Harris” and together with L3, the “parties”), as contemplated by the Agreement and Plan of Merger, dated as of October 12, 2018 (the “merger agreement”), among L3, Harris and a wholly owned merger subsidiary of Harris. In connection with the proposed merger, Harris will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of the parties that also constitutes a prospectus of Harris, as well as other relevant documents regarding the proposed transaction. The parties also will make the joint proxy statement/prospectus available to their respective stockholders. This Current Report is not a substitute for the registration statement, the joint proxy statement/prospectus or any other documents that either or both parties or any of their respective affiliates may file with the SEC or make available to their respective security holders. INVESTORS AND SECURITY HOLDERS OF EACH PARTY AND ITS AFFILIATES ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE), BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about the parties, may be obtained free of charge on the SEC’s website at www.sec.gov, or from Harris by accessing its website at www.harris.com, or from L3 by accessing its website at www.l3t.com.

Participants in Solicitation
Harris, L3 and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the parties’ respective stockholders in respect of the proposed transaction under the rules of the SEC. Information regarding Harris’ directors and executive officers is contained in its Annual Report on Form 10-K for the fiscal year ended June 29, 2018 and its Proxy Statement on Schedule 14A, dated September 6, 2018, which are filed with the SEC. Information regarding L3’s directors and executive officers is contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 26, 2018, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus regarding the proposed transaction and other relevant materials to be filed with the SEC when they become available. Copies of these documents may be obtained free of charge as described in the preceding paragraph.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HARRIS CORPORATION
	By:	/s/ Scott T. Mikuen
		Name:	Scott T. Mikuen
Date: October 15, 2018		Title:	Senior Vice President and General Counsel and Secretary